SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Chesapeake Energy Corporation

(Name of Subject Company (issuer))

Chesapeake Energy Corporation

(Name of Filing Persons (issuer))

2.5% Contingent Convertible Senior Notes due 2037

2.25% Contingent Convertible Senior Notes due 2038

(Title of Class of Securities)

165167BZ9 / 165167CA3 (2.5% Contingent Convertible Senior Notes due 2037)

165167CB1 (2.25% Contingent Convertible Senior Notes due 2038)

(CUSIP Number of Class of Securities)

James R. Webb

Executive Vice President- General Counsel

and Corporate Secretary

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Tull R. Florey

Hillary H. Holmes

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$750,000,000	$75,525

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the Company’s offers to purchase its 2.5% Contingent Convertible Senior Notes due 2037 and 2.25% Contingent Convertible Senior Notes due 2038 for up to a maximum aggregate purchase price of $750,000,000.
**	The amount of the filing fee was calculated at a rate of $100.70 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $50,350	Filing Party: Chesapeake Energy Corporation
Form or Registration No.: Schedule TO (File No. 005-43515)	Date Filed: August 15, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), on August 15, 2016 (the “Original Schedule TO”), in connection with the Company’s offers to purchase (the “Tender Offers”) for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 15, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), the Company’s 2.5% Contingent Convertible Senior Notes due 2037 (the “2037 Notes”) and 2.25% Contingent Convertible Senior Notes due 2038.

The purpose of this Amendment No. 1 is to amend and supplement the Original Schedule TO to reflect amendments to the information contained in the Offer to Purchase related to (i) the satisfaction of the Financing Condition (as defined in the Offer to Purchase) to the Tender Offers, (ii) an increase to the Aggregate Maximum Purchase Amount (as defined in the Offer to Purchase) from $500,000,000 to $750,000,000 and (iii) the establishment of a tender cap with respect to the 2037 Notes. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Original Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule TO. You should read this Amendment No. 1 together with the Original Schedule TO, the Offer to Purchase, as amended hereby, and the Letter of Transmittal, as amended hereby.

Item 1.	Summary Term Sheet.

The information in the Offer to Purchase under the heading “Summary,” in the Letter of Transmittal and Item 1 of the Original Schedule TO, to the extent such Item 1 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth under Item 4, which information is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Purchase on the cover page and under the headings “Summary,” “The Terms of the Tender Offers,” “Certain Considerations,” “Source of Funds” and “Certain U.S. Federal Tax Consequences” and Item 4(a) of the Original Schedule TO, to the extent such Item 4(a) incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the following information:

(1) The Aggregate Maximum Purchase Amount is increased to $750,000,000 and, accordingly, each reference in the Offer to Purchase to “$500,000,000” (as it relates to the Aggregate Maximum Purchase Amount) is replaced with a reference to “$750,000,000.” Corresponding amendments shall apply to the Letter of Transmittal.

(2) On August 23, 2016, the Company entered into a new $1.5 billion term loan facility (the “Term Loan”). The Term Loan has a five-year term and bears interest at a rate of LIBOR plus 7.50% per annum, subject to a 1.00% LIBOR floor. The Term Loan was made at par without original issue discount. The loan is being secured by the same collateral securing the Company’s revolving credit facility (with a position in the collateral proceeds waterfall junior to the credit facility). The Term Loan is unconditionally guaranteed on a joint and several basis by the Company’s direct and indirect wholly owned domestic subsidiaries that are guarantors under the Company’s revolving credit facility. The Company’s consummation of the Term Loan satisfies the Financing Condition as set forth in the Offer to Purchase. The description of the Term Loan included in the Current Report on Form 8-K filed by the Company on August 24, 2016 is hereby incorporated by reference.

(3) The introductory heading below the Company’s logo on the front cover of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Offers to Purchase for Cash

for an Aggregate Purchase Price of up to $750,000,000

the Outstanding Notes Listed in the Table Below

Subject to the Tender Caps, the Acceptance Priority Levels and Proration as Described Herein

(4) The first paragraph of the front cover of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Upon the terms and subject to the conditions described in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer Documents”), Chesapeake Energy Corporation, an Oklahoma corporation (the “Company” or “Chesapeake”), hereby offers to purchase for cash for an aggregate purchase price (exclusive of Accrued Interest (as defined herein)) of up to $750,000,000 (subject to increase or decrease by the Company, the “Aggregate Maximum Purchase Amount”) the outstanding notes listed in the table below (collectively, the “Notes,” and each series, a “series of Notes”). Subject to the Aggregate Maximum Purchase Amount, the Tender Caps (as defined herein) specified below and proration as described herein, the amount of a series of Notes that is purchased in the Tender Offers on the Settlement Date (as defined herein) will be based on the order of priority (the “Acceptance Priority Level”) for such series of Notes set forth in the table below. The Company refers to the offers to purchase the Notes collectively as the “Tender Offers,” and each offer to purchase a series of Notes individually as a “Tender Offer.” Each Tender Offer is a separate offer, and each Tender Offer may be individually amended, extended, terminated or withdrawn without amending, extending, terminating or withdrawing the other Tender Offer.

(5) The table and its corresponding footnotes on the front cover of the Offer to Purchase are hereby amended and restated in their entirety as follows:

Series of Notes	CUSIP Number	Aggregate Principal Amount Outstanding	Tender Cap (1)	Acceptance Priority Level	Total Consideration (2)
2.5% Contingent Convertible Senior Notes due 2037	165167BZ9 / 165167CA3	$730,205,000	$600,000,000	1	$1,000.00
2.25% Contingent Convertible Senior Notes due 2038	165167CB1	$315,112,000	$275,000,000	2	$920.00

(1)	The 2037 Tender Cap and the 2038 Tender Cap (each as defined below) apply to the aggregate purchase price (exclusive of Accrued Interest) of the 2.5% Contingent Convertible Senior Notes due 2037 and the 2.25% Contingent Convertible Senior Notes due 2038, respectively.
(2)	Per $1,000 principal amount of Notes validly tendered and accepted for purchase in the applicable Tender Offer (exclusive of any Accrued Interest, which will be paid in addition to the Total Consideration to, but not including, the Settlement Date).

(6) The first and second paragraphs of page i of the Offer to Purchase are hereby amended and restated in their entirety as follows:

The Notes accepted for purchase on the Settlement Date (as defined herein) will be accepted for purchase in accordance with their Acceptance Priority Levels set forth on the front cover of this Offer to Purchase (with 1 being the higher Acceptance Priority Level and 2 being the lower Acceptance Priority Level), provided that the Company will only accept for purchase Notes having an aggregate purchase price (exclusive of Accrued Interest) of up to the Aggregate Maximum Purchase Amount. In addition, the Company will only accept for purchase the 2.5% Contingent Convertible Senior Notes due 2037 (the “2037 Notes”) having an aggregate purchase price (exclusive of Accrued Interest) of up to $600,000,000 (such aggregate purchase price, subject to increase or decrease by the Company, the “2037 Tender Cap”) and the 2.25% Contingent Convertible Senior Notes due 2038 (the “2038 Notes”) having an aggregate purchase price (exclusive of Accrued Interest) of up to $275,000,000 (such aggregate purchase price, subject to increase or decrease by the Company, the “2038 Tender Cap” and, together with the 2037 Tender Cap, the “Tender Caps” and each individually, a “Tender Cap”). The Company reserves the right, in its sole discretion, to increase or decrease the Aggregate Maximum Purchase Amount and either Tender Cap at any time, subject to compliance with applicable law, which could result in the Company’s purchasing a greater or lesser amount of Notes in the Tender Offers.

Subject to the Aggregate Maximum Purchase Amount, Tender Caps and proration as described herein, all 2037 Notes validly tendered will be accepted for purchase before any 2038 Notes validly tendered are accepted for purchase. If the aggregate purchase price (exclusive of Accrued Interest) of 2037 Notes validly tendered at or prior to the Expiration Date exceeds the 2037 Tender Cap, 2037 Notes validly tendered will be accepted for purchase on a pro rata basis, based on the aggregate principal amount of 2037 Notes validly tendered. Once all 2037 Notes validly tendered have been accepted for purchase, subject to the Aggregate Maximum Purchase Amount, the Tender Caps and proration as described herein, 2038 Notes validly tendered will be accepted for purchase. If the aggregate purchase price (exclusive of Accrued Interest) of 2038 Notes validly tendered at or prior to the Expiration Date exceeds the 2038 Tender Cap or if the aggregate purchase price of 2037 Notes and 2038 Notes validly tendered exceeds the Aggregate Maximum Purchase Amount, 2038 Notes validly tendered will be accepted for purchase on a pro rata basis, based on the aggregate principal amount of 2038 Notes validly tendered. See “The Terms of the Tender Offers—Aggregate Maximum Purchase Amount; Tender Caps; Acceptance Priority Levels; Proration.”

(7) The fifth and sixth paragraphs of page i of the Offer to Purchase are hereby amended and restated in their entirety as follows:

The Company will purchase any Notes that have been validly tendered at or prior to the Expiration Date and accepted for purchase, subject to all conditions to the Tender Offers having been either satisfied or waived by the Company, promptly following the Expiration Date (the date of such acceptance and purchase, the “Settlement Date”), subject to the Aggregate Maximum Purchase Amount, the Tender Caps, the Acceptance Priority Levels and proration as described herein. The Settlement Date is expected to occur on the second business day following the Expiration Date, assuming the conditions to the Tender Offers have been either satisfied or waived by the Company at or prior to the Expiration Date.

Subject to compliance with applicable law, the Company reserves the right, in its sole discretion, with respect to any or all of the Tender Offers, to (i) extend the Expiration Date to a later date and time as announced by the Company; (ii) increase or decrease the Aggregate Maximum Purchase Amount or either Tender Cap; (iii) waive or modify in whole or in part any or all conditions to the Tender Offers; (iv) delay the acceptance for purchase of any Notes or delay the purchase of any Notes; or (v) otherwise modify or terminate either Tender Offer. In the event that one or both Tender Offers are terminated or otherwise not completed, the Total Consideration relating to the applicable Notes will not be paid or become payable to Holders of such Notes, without regard to whether such Holders have validly tendered their Notes (in which case, such tendered Notes will be promptly returned to Holders). The Company will publicly announce any extension, termination or amendment in the manner described under “The Terms of the Tender Offers—Announcements.” There can be no assurance that the Company will exercise its right to extend, terminate or amend the Tender Offers. See “The Terms of the Tender Offers—Expiration Date; Extension; Termination and Amendment.”

(8) The third full paragraph of page ii of the Offer to Purchase is hereby amended and restated in its entirety as follows:

In the event that the Company modifies the Total Consideration, Aggregate Maximum Purchase Amount, either Tender Cap or Acceptance Priority Levels and there are fewer than 10 business days remaining from and including the date of the announcement of such modification to and including the Expiration Date of the applicable Tender Offer, the Company will extend the Expiration Date with respect to such Tender Offer so that at least 10 business days remain until the Expiration Date with respect to such Tender Offer.

(9) The table on page iv of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Date	Calendar Date and Time	Event
Expiration Date	11:59 p.m., New York City time, September 12, 2016.	The last date and time for you to validly tender Notes.

Settlement Date	For Notes that have been validly tendered at or prior to the Expiration Date and that are accepted for purchase pursuant to the Tender Offers, settlement will occur on the Settlement Date, which is expected to occur on the second business day following the Expiration Date, assuming the conditions to the Tender Offers have been either satisfied or waived by the Company at or prior to the Expiration Date.	The date you are paid the applicable Total Consideration for all Notes that are validly tendered at or prior to the Expiration Date and that are accepted for purchase pursuant to the Tender Offers, subject to the Aggregate Maximum Purchase Amount, the Tender Caps, the Acceptance Priority Levels and proration as described herein, plus Accrued Interest.

(10) The heading “Aggregate Maximum Purchase Amount; 2038 Tender Cap; Acceptance Priority Levels; Proration” in the Table of Contents on page vii of the Offer to Purchase is hereby amended and restated as “Aggregate Maximum Purchase Amount; Tender Caps; Acceptance Priority Levels; Proration”.

(11) The paragraph and table following the heading “What securities are being sought in the Tender Offers?” on page 1 of the Offer to Purchase are amended and restated in their entirety as follows:

We are offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal and for the purchase prices set forth on the cover of this Offer to Purchase, the Notes set forth in the table below, subject to the Aggregate Maximum Purchase Amount, the Tender Caps, the Acceptance Priority Levels and proration as described herein.

Series of Notes	CUSIP Number	Aggregate Principal Amount Outstanding	Tender Cap (1)	Acceptance Priority Level
2.5% Contingent Convertible Senior Notes due 2037	165167BZ9 / 165167CA3	$730,205,000	$600,000,000	1
2.25% Contingent Convertible Senior Notes due 2038	165167CB1	$315,112,000	$275,000,000	2

(1)	The Tender Caps apply to the aggregate purchase price (exclusive of Accrued Interest) of the 2037 Notes and the 2038 Notes, respectively.

(12) The heading “What if the Company receives tendered Notes for which the aggregate purchase price exceeds the Aggregate Maximum Purchase Amount or 2038 Notes for which the aggregate purchase price exceeds the 2038 Tender Cap?” and the two paragraphs immediately following such heading on page 2 of the Offer to Purchase are amended and restated in their entirety as follows:

What if the Company receives tendered Notes for which the aggregate purchase price exceeds the Aggregate Maximum Purchase Amount or 2037 Notes or 2038 Notes for which the aggregate purchase price exceeds the applicable Tender Cap?

The Aggregate Maximum Purchase Amount limits the aggregate purchase price (exclusive of Accrued Interest) for Notes to $750,000,000. The 2037 Tender Cap limits the aggregate purchase price (exclusive of Accrued Interest) for the 2037 Notes to $600,000,000. The 2038 Tender Cap limits the aggregate purchase price (exclusive of Accrued Interest) for the 2038 Notes to $275,000,000. We reserve the right, in our sole discretion, to increase or decrease the Aggregate Maximum Purchase Amount and either Tender Cap at any time, subject to compliance with applicable law, which could result in our purchasing a greater or lesser amount of Notes in the Tender Offers.

Subject to the Aggregate Maximum Purchase Amount, Tender Caps and proration as described herein, the Notes accepted for purchase on the Settlement Date will be accepted for purchase in accordance with their Acceptance Priority Levels set forth on the front cover of this Offer to Purchase (with 1 being the higher Acceptance Priority Level and 2 being the lower Acceptance Priority Level). Subject to the Aggregate Maximum Purchase Amount, Tender Caps and proration as described herein, all 2037 Notes validly tendered will be accepted for purchase before any 2038 Notes validly tendered are accepted for purchase. If the aggregate purchase price (exclusive of Accrued Interest) of 2037 Notes validly tendered at or prior to the Expiration Date exceeds the 2037 Tender Cap, 2037 Notes validly tendered will be accepted for purchase on a pro rata basis, based on the aggregate principal amount of 2037 Notes validly tendered. Once all 2037 Notes validly tendered have been accepted for purchase, subject to the Aggregate Maximum Purchase Amount, the Tender Caps and proration as described herein, 2038 Notes validly tendered will be accepted for purchase. If the aggregate purchase price (exclusive of Accrued Interest) of 2038 Notes validly tendered at or prior to the Expiration Date exceeds the 2038 Tender Cap or if the aggregate purchase price of 2037 Notes and 2038 Notes validly tendered exceeds the Aggregate Maximum Purchase Amount, 2038 Notes validly tendered will be accepted for purchase on a pro rata basis, based on the aggregate principal amount of 2038 Notes validly tendered. See “The Terms of the Tender Offers—Aggregate Maximum Purchase Amount; Tender Caps; Acceptance Priority Levels; Proration.”

(13) The second paragraph following the heading “When will I receive payment for my validly tendered Notes?” on page 3 of the Offer to Purchase is amended and restated in its entirety as follows:

Subject to the Acceptance Priority Levels and proration as described herein, and upon satisfaction or waiver by us of the conditions to the Tender Offers, we will (i) accept for purchase Notes validly tendered up to the Aggregate Maximum Purchase Amount and the applicable Tender Cap, and (ii) promptly pay the Total Consideration for all Notes accepted for purchase by us. Payment of the Total Consideration will be made with respect to Notes accepted for purchase on the Settlement Date, together with Accrued Interest.

(14) The third bullet under “DOCUMENTS INCORPORATED BY REFERENCE” on page 7 of the Offer to Purchase is amended and restated in its entirety as follows:

•	the Current Reports on Form 8-K filed on January 6, 2016, March 18, 2016, April 1, 2016, April 11, 2016, May 12, 2016, May 20, 2016, May 23, 2016, June 8, 2016, June 17, 2016, August 15, 2016 and August 24, 2016; and

(15) The fourth full paragraph of page 12 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Upon the terms and subject to the conditions described in the Offer Documents, the Company hereby offers to purchase for cash Notes for an aggregate purchase price (exclusive of Accrued Interest) up to the Aggregate Maximum Purchase Amount, subject to the Tender Caps, the Acceptance Priority Levels and proration as described herein.

(16) The seventh and eighth full paragraphs of page 12 of the Offer to Purchase are hereby amended and restated in their entirety as follows:

The Company will purchase any Notes that have been validly tendered at or prior to the Expiration Date and accepted for purchase, subject to all conditions to the Tender Offers having been either satisfied or waived by the Company, promptly following the Expiration Date, subject to the Aggregate Maximum Purchase Amount, the Tender Caps, the Acceptance Priority Levels and proration as described herein. The Settlement Date is expected to occur on the second business day following the Expiration Date, assuming the conditions to the Tender Offers have been either satisfied or waived by the Company at or prior to the Expiration Date.

Subject to compliance with applicable law, the Company reserves the right, in its sole discretion, with respect to any or all of the Tender Offers to (i) extend the Expiration Date to a later date and time as announced by the Company; (ii) increase or decrease the Aggregate Maximum Purchase Amount or either Tender Cap; (iii) waive or modify in whole or in part any or all conditions to the Tender Offers; (iv) delay the acceptance for purchase of any Notes or delay the purchase of any Notes; or (v) otherwise modify or terminate either Tender Offer. In the event that one or both Tender Offers are terminated or otherwise not completed, the Total Consideration relating to the applicable Notes will not be paid or become payable to Holders of such Notes, without regard to whether such Holders have validly tendered their Notes (in which case, such tendered Notes will be promptly returned to Holders). The Company will publicly announce any extension, termination or amendment in the manner described under “—Announcements.” There can be no assurance that the Company will exercise its right to extend, terminate or amend the Tender Offers. See “—Expiration Date; Extension; Termination and Amendment.”

(17) The third full paragraph of page 13 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

In the event that the Company modifies the Total Consideration, Aggregate Maximum Purchase Amount, Tender Caps or Acceptance Priority Levels and there are fewer than 10 business days remaining from and including the date of the announcement of such modification to and including the Expiration Date of the applicable Tender Offer, the Company will extend the Expiration Date with respect to such Tender Offer so that at least 10 business days remain until the Expiration Date with respect to such Tender Offer.

(18) The heading “Aggregate Maximum Purchase Amount; 2038 Tender Cap; Acceptance Priority Levels; Proration” and the three paragraphs immediately following such heading on page 13 of the Offer to Purchase are amended and restated in their entirety as follows:

Aggregate Maximum Purchase Amount; Tender Caps; Acceptance Priority Levels; Proration

The amount of Notes purchased in the Tender Offers will be subject to the Aggregate Maximum Purchase Amount, the Tender Caps, the Acceptance Priority Levels and proration arrangements applicable to the Tender Offers as described herein. See the front cover of this Offer to Purchase for details of the Aggregate Maximum Purchase Amount, Tender Caps and Acceptance Priority Levels.

The Notes accepted for purchase on the Settlement Date (as defined herein) will be accepted for purchase in accordance with their Acceptance Priority Levels set forth on the front cover of this Offer to Purchase (with 1 being the higher Acceptance Priority Level and 2 being the lower Acceptance Priority Level), provided that the Company will only accept for purchase Notes having an aggregate purchase price (exclusive of Accrued Interest) of up to the Aggregate Maximum Purchase Amount. In addition, the Company will only accept for purchase 2037 Notes having an aggregate purchase price (exclusive of Accrued Interest) of up to the 2037 Tender Cap and 2038 Notes having an aggregate purchase price (exclusive of Accrued Interest) of up to the 2038 Tender Cap. The Company reserves the right, in its sole discretion, to increase or decrease the Aggregate Maximum Purchase Amount and either Tender Cap at any time, subject to compliance with applicable law, which could result in the Company’s purchasing a greater or lesser amount of Notes in the Tender Offers.

                Subject to the Aggregate Maximum Purchase Amount, Tender Caps and proration as described herein, the Notes accepted for purchase on the Settlement Date will be accepted for purchase in accordance with their Acceptance Priority Levels set forth on the front cover of this Offer to Purchase (with 1 being the higher Acceptance Priority Level and 2 being the lower Acceptance Priority Level). Subject to the Aggregate Maximum Purchase Amount, Tender Caps and proration as described herein, all 2037 Notes validly tendered will be accepted for purchase before any 2038 Notes validly tendered are accepted for purchase. If the aggregate purchase price (exclusive of Accrued Interest) of 2037 Notes validly tendered at or prior to the Expiration Date exceeds the 2037 Tender Cap, 2037 Notes validly tendered will be accepted for purchase on a pro rata basis, based on the aggregate principal amount of 2037 Notes validly tendered. Once all 2037 Notes validly tendered have been accepted for purchase, subject to the Aggregate Maximum Purchase Amount, the Tender Caps and proration as described herein, 2038 Notes validly tendered will be accepted for purchase. If the aggregate purchase price (exclusive of Accrued Interest) of 2038 Notes validly tendered at or prior to the Expiration Date exceeds the 2038 Tender Cap or if the aggregate purchase price of 2037 Notes and 2038 Notes validly tendered exceeds the Aggregate Maximum Purchase Amount, 2038 Notes validly tendered will be accepted for purchase on a pro rata basis, based on the aggregate principal amount of 2038 Notes validly tendered.

(19) The first sentence of the fifth paragraph of page 15 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

The Company’s obligation to accept for purchase, and to pay for, Notes validly tendered pursuant to the Tender Offers is subject to the Aggregate Maximum Purchase Amount and the Tender Caps.

(20) The last paragraph of page 16 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right that may be asserted at any time and from time to time. The Tender Offers are not conditioned upon a minimum amount of Notes of either series, or a minimum amount of Notes of both series, being tendered. The purchase of either series of Notes is not conditioned upon the purchase of the other series of Notes; however, all Notes will be purchased by the Company in accordance with the procedures described under “—Aggregate Maximum Purchase Amount; Tender Caps; Acceptance Priority Levels; Proration.”

Item 7.	Source and Amount of Funds or Other Consideration.

The information in the Offer to Purchase under the headings “The Terms of the Tender Offers,” “Certain Considerations—Conditions to the Consummation of the Tender Offers” and “Source of Funds” and Item 7 of the Schedule TO, to the extent such Item 7 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth under Item 4, which information is incorporated herein by reference.

Item 12.	Materials to Be Filed as Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(A)*	Offer to Purchase to Holders of Chesapeake Energy Corporation’s 2.5% Contingent Convertible Senior Notes due 2037 and 2.25% Contingent Convertible Senior Notes due 2038, dated August 15, 2016.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Press Release dated August 15, 2016.

(a)(1)(D)	Press Release dated August 26, 2016.

(b)(1)(A)**	Term Loan Agreement dated August 23, 2016 among Chesapeake Energy Corporation, the lenders party thereto and Deutsche Bank Trust Company Americas, as term agent (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 24, 2016, File No. 001-13726 (the “Form 8-K”) and incorporated herein by reference).

(b)(1)(B)**	Class A Term Loan Supplement dated August 23, 2016 among Chesapeake Energy Corporation, the lenders party thereto and Deutsche Bank Trust Company Americas, as term agent (filed as Exhibit 4.2 to the Form 8-K and incorporated herein by reference).

(b)(1)(C)**	Collateral Trust Agreement, dated as of August 23, 2016 by and among MUFG Union Bank, N.A., as collateral trustee and revolver agent, and Deutsche Bank Trust Company Americas, as term loan agent, and acknowledged and agreed by Chesapeake Energy Corporation and certain of its subsidiaries (filed as Exhibit 10.1 to the Form 8-K and incorporated herein by reference).

(d)(1)**	Indenture dated May 15, 2007 among the Company, certain subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 2.5% Contingent Convertible Senior Notes due 2037 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on May 15, 2007, File No. 001-13726 and incorporated herein by reference).

(d)(2)**	Indenture dated May 27, 2008 among the Company, certain subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 2.25% Contingent Convertible Senior Notes due 2038 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on May 29, 2008, File No. 001-13726 and incorporated herein by reference).

*	Previously filed with the Company’s Schedule TO, as filed with the SEC on August 15, 2016 (File No. 005-43515).
**	Incorporated by reference as indicated.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2016

CHESAPEAKE ENERGY CORPORATION

By:	/s/ James R. Webb
James R. Webb
Executive Vice President- General Counsel and Corporate Secretary

INDEX TO EXHIBITS
(a)(1)(A)*	Offer to Purchase to Holders of Chesapeake Energy Corporation’s 2.5% Contingent Convertible Senior Notes due 2037 and 2.25% Contingent Convertible Senior Notes due 2038, dated August 15, 2016.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Press Release dated August 15, 2016.

(a)(1)(D)	Press Release dated August 26, 2016.

(b)(1)(A)**	Term Loan Agreement dated August 23, 2016 among Chesapeake Energy Corporation, the lenders party thereto and Deutsche Bank Trust Company Americas, as term agent (filed as Exhibit 4.1 to the Form 8-K and incorporated herein by reference).

(b)(1)(B)**	Class A Term Loan Supplement dated August 23, 2016 among Chesapeake Energy Corporation, the lenders party thereto and Deutsche Bank Trust Company Americas, as term agent (filed as Exhibit 4.2 to the Form 8-K and incorporated herein by reference).

(b)(1)(C)**	Collateral Trust Agreement, dated as of August 23, 2016 by and among MUFG Union Bank, N.A., as collateral trustee and revolver agent, and Deutsche Bank Trust Company Americas, as term loan agent, and acknowledged and agreed by Chesapeake Energy Corporation and certain of its subsidiaries (filed as Exhibit 10.1 to the Form 8-K and incorporated herein by reference).

(d)(1)**	Indenture dated May 15, 2007 among the Company, certain subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 2.5% Contingent Convertible Senior Notes due 2037 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on May 15, 2007, File No. 001-13726 and incorporated herein by reference).

(d)(2)**	Indenture dated May 27, 2008 among the Company, certain subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the Company’s 2.25% Contingent Convertible Senior Notes due 2038 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on May 29, 2008, File No. 001-13726 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Company’s Schedule TO, as filed with the SEC on August 15, 2016 (File No. 005-43515).
**	Incorporated by reference as indicated.